SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[October 7, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]                Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]                   No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO TO SUPPLY A TISSUE MACHINE TO NUQUL GROUP IN JORDAN

SIGNATURES

Date October 7, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO, Act. Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SUPPLY A TISSUE MACHINE TO NUQUL GROUP IN JORDAN

(Helsinki, Finland, October 7, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply a complete tissue machine to Nuqul Group in Jordan. The value of the Metso order is not disclosed. The total project investment made by Nuqul Group is approximately EUR 80 million. The machine is scheduled to start production during the first quarter of 2005.

Metso’s delivery will comprise a complete tissue machine, including air and ventilation equipment, a multilayering headbox, a long nip press as well as sheet transfer and stabilizing technology.

With a width of 5.5 m, an operating speed of 2000 m/min, and an annual production of 54,000 tons of high-quality facial, toilet and towel grades, the new machine will be one of the most modern in the world, and the largest in the region. The raw material for the new machine will be virgin pulp.

The tissue consumption in the Middle East has been growing by 25% during the past five years. Though the per capita consumption is low compared with Europe, with the population base of 220 million people the potential for growth is large.

The Nuqul Group, with headquarters in Amman, Jordan, is the leading tissue supplier in the Middle East. The Group already operates two paper mills, Al Bardi in Egypt and Al Keena in Jordan. The mills are well known throughout the Middle East and North Africa for their high-quality tissue products. Metso Paper delivered a tissue machine to the Al Bardi Paper Mill in 1991.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Per Eiritz, President, Tissue Business Line, Metso Paper, tel. +46 54 17 14 94,
mobile: +46 70 517 14 94, or

Ingmar Andersson, Vice President, Tissue Business Line, Metso Paper, tel. +46 54 17 13 90
mobile: +46 70 517 13 90

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.